UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-25499

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	 Form 20-F	 Form 11-K	Form 10-Q	 Form N-SAR

 Form N-CSR

For Period Ended:  December 31, 2008

	Transition Report on Form 10-K

	Transition Report on Form 20-F

	Transition Report on Form 11-K

	Transition Report on Form 10-Q

	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

SIENA TECHNOLOGIES, INC.
Full name of registrant

Former name if applicable

13700 Alton Parkway, Suite 154-277
Address of principal executive office (Street and number)

Irvine, California 92618
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Siena Technologies, Inc. (the �Company�) is unable to file its Annual Report on Form 10-KSB for the period ended December 31, 2008 within the prescribed time period without unreasonable effort or expense, as The Companies management has not been able to prepare the Form 10-KSB due to ministerial difficulties. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael Cummings, Chief Executive Officer	949	307-8606
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIENA TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2009	By: /s/ Michael Cummings Michael Cummings Chief Executive Officer